Reid & Company
Barristers & Solicitors

Suite 1040 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Telephone: (604) 687-5267
Facsimile: (604) 687-5872

David R. Reid Law Corporation

02 FEB 13 AM 8:23

02015079

Reply attention of Donna L. Ornstein
Direct Line: (604) 687-1080
Our File No.: 951043

February 11, 2002

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

RE: T & E Theatre.com Inc. - Exemption No. 82-1764

We are solicitors for T & E Theatre.com Inc. which was issued an exemption number pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

REID & COMPANY

Per: Donna L. Ornstein
Donna L. Ornstein,
Legal Assistant

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL P

DLO/mlg
Enclosures

dw 2/14

Exemption No. 82-1764

February 11, 2002

T & E THEATRE.COM INC.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the Director under the Canada Business Corporations Act ("CDA")

(a)	Incorporation, Amalgamation and Continuance Documents		
	(i)	CDA	Not Applicable
(b)	Annual Reports		
	(i)	CDA	Not Applicable
(c)	Notices Filed with CDA		
	(i)	CDA	Notice of Directors November 1, 2001
(d)	Articles of Amendment		
	(i)	CDA	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder and National Policy No. 41

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Quarterly Interim Financial Statements	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 53-901F, Material Change Report	Not Applicable

(f)	Notice of Meeting Date and Record Date of Annual Meeting ("AGM") or Special Meeting ("EGM")	Not Applicable
(g)	Notice of AGM or EGM, Proxy and Information Circular	January 3, 2002 (Special Meeting)
(h)	Report of Exempt Distribution	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the Canadian Venture Exchange ("CDNX") (as required by its rules and policies, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder, the securities laws and regulations and National Policy No. 41.**

(a)	CDNX Filing Statement	Not Applicable
(b)	Form 53-901F Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	Not Applicable

(f)	Annual Information Form	Not Applicable
(g)	Prospectus	Not Applicable
(h)	Amendment to Prospectus	Not Applicable
(i)	Notice of AGM or EGM, Proxy and Information Circular	January 3, 2002 (Special Meeting)
(j)	Takeover Bid Circular	Not Applicable
(k)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(l)	Issuer Bid Circular	Not Applicable
(m)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(n)	Notice of Intention to Sell by a Control Person	Not Applicable
(o)	Notice of Dividends	Not Applicable
(p)	Notice of Proposed Private Placement – CDNX Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(q)	Notice of Proposed Minor or Major Transaction – CDNX Form 5C, Transaction Summary Form	Not Applicable
(r)	Notice of Grant Stock Options – CDNX Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. **Materials distributed to security holders (as required by the CDA and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the CDNX)**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Industry Canada

Canada Business Corporations Act

FORM 6
NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113)

1 — Name of Corporation	2 — Corporation No.
T & E Theatre.com Inc.	**368719-8**

3 — The following persons became directors of this corporation:

Name	Effective Date	Residential Address	Resident Canadian Y / N
W.D. Cameron White	Nov. 1, 2001	12791 Beckett Road Surrey, BC V4A 2W9	Y
Kenneth William Stroud	Nov. 1, 2001	1105 – 1003 Pacific Street Vancouver, BC V6E 4P2	Y

4 — The following persons ceased to be the directors of this corporation:

Name	Effective Date	Residential Address
Jonathan S. Lang	Nov. 1, 2001	7303 Gordons Road Falls Church, Virginia, USA 22043
Harry Baikowitz	Nov. 1, 2001	5350 McDonald Avenue, Suite 1603 Cote St. Luc, Quebec H3X 3V2

5 — The directors of this corporation now are:

Name	Residential Address	Resident Canadian Y / N
W.D. Cameron White	12791 Beckett Road, Surrey, BC V4A 2W9	Y
Kenneth William Stroud	1105 – 1003 Pacific Street, Vancouver, BC V6E 4P2	Y
Stephen G. Cheikes	4497 Marine Drive, West Vancouver, BC V7W 2N8	Y

Date	Signature	Title
NOVEMBER 20, 2001	[signature]	PRESIDENT
		Filed

IC 3103 (2/96)

Exemption No. 82-1764

T & E THEATRE.COM INC.

SPECIAL	Notice of Special Meeting of Shareholders
MEETING	Management Proxy Circular

02 FEB 13 AM 8:23

Place:	Boardroom Reid & Company Suite 1040 Guinness Tower 1055 West Hastings Street Vancouver, B.C.
Time:	10:00 a.m.
Date:	Friday, February 8, 2002

T & E THEATRE.COM INC.

CORPORATE DATA

Head Office
Suite #197
800 – 15355 24th Avenue
Surrey, BC V4A 2H9
Telephone: (604) 216-8400

Directors & Officers
W.D. Cameron White, President & Director
Stephen G. Cheikes, Secretary & Director
Kenneth W. Stroud, Director

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

Solicitors
Reid & Company
Barristers & Solicitors
1040 - 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Auditors
Deloitte & Touche LLP
Chartered Accountants
2100 - 1055 Dunsmuir Street
Vancouver, B.C.
V7X 1P4

Listing
Inactive
Canadian Venture Exchange Inc.
Symbol: TE
CUSIP: 872140 10 8

T & E THEATRE.COM INC.

Suite #197
800 - 15355 24th Avenue
Surrey, BC V4A 2H9
Telephone: (604) 216-8400

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of T & E Theatre.com Inc. (the "Company") will be held in the Boardroom, at the offices of Reid & Company, Suite 1040 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, on Friday, the 8th day of February, 2002, at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

1. to consider, and, if thought fit, to pass a special resolution to:

   (a) approve the consolidation of the Company's outstanding share capital on the basis that each three issued and outstanding common shares become one common share post-consolidation;

   (b) approve the change of name of the Company from "T & E Theatre.com Inc." to "Manele Bay Ventures Inc." or such other name as may be approved by the directors of the Company, the Canadian Venture Exchange Inc. and the Director, Canada Business Corporations Act; and

   (c) approve the form of Articles of Amendment reflecting such changes;

2. to consider, and, if thought fit, to pass an ordinary resolution authorizing the Company to enter into one or more private placement financing transactions and/or business acquisitions during the ensuing 12 months, which, if consummated, may result in the issuance of up to a maximum of 3,000,000 (post-consolidated) shares or units (one unit consisting of one (post-consolidated) common share and a maximum of one (post-consolidated) common share purchase warrant) at then market prices, less any discounts permitted under the policies of the Canadian Venture Exchange Inc. upon terms as may be approved by the directors, and any change of control of the Company which may arise therefrom; and

3. to transact such further or other business as may properly come before the Meeting or any adjournment or adjustments thereof.

The full texts of the special and ordinary resolutions referred to in 1 and 2 above are set out in the Management Proxy Circular accompanying this Notice of Meeting and the specific details regarding the special items of business are described in further detail in the Management Proxy Circular. A copy of the proposed Articles of Amendment is attached as Schedule "A" to the Management Proxy Circular. A special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution and an ordinary resolution means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution.

Shareholders registered at the close of business on January 3, 2002 will be entitled to receive notice of the Special Meeting. Shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Management Proxy Circular.

DATED at Vancouver, BC, this 3rd day of January, 2002.

BY ORDER OF THE BOARD
"W.D. Cameron White"
W.D. Cameron White, President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the proxy in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

T & E THEATRE.COM INC.
Suite #197
800 – 15355 24th Avenue
Surrey, BC V4A 2H9
Telephone: (604) 216-8400

MANAGEMENT PROXY CIRCULAR

as at January 3, 2002

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular ("Circular") is being furnished to the shareholders of T & E Theatre.com Inc. (the "Company") in connection with the solicitation of proxies by management of the Company for use at the Special Meeting of the shareholders of the Company (the "Meeting") to be held at 10:00 a.m. (Vancouver time), on Friday, February 8, 2002 in the Boardroom of Reid & Company, Barristers and Solicitors, Suite 1040 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone or electronic communication by the directors, officers and regular employees of the Company. All costs of solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and a director of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, by mail or delivery at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or by fax at (604) 683-3694, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

Pursuant to Section 148(4) of the *Canada Business Corporations Act*, (the "Act") a shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, Suite 1040, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Shares represented by proxies may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case, such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Record Date and Right to Vote

The record date for the determination of shareholders entitled to receive Notice of the Meeting has been fixed at Thursday, January 3, 2002.

Every shareholder of record at the close of business on January 3, 2002 will be entitled to vote either in person or by proxy at the Meeting or any adjournment thereof, except to the extent that:

(a) such shareholder has transferred the ownership of any of his shares after January 3, 2002; and

(b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

Voting Securities and Principal Holders Thereof

As at the date hereof, the Company has issued and outstanding 4,753,213 fully paid and non-assessable Common shares, each share carrying the right to one vote. **THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.**

Any shareholder of record at the close of business on January 3, 2002 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at January 3, 2002, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Name	No. of Shares	Percentage
CDS & CO. [1]	3,283,826	69.09%
CEDE & CO. [1]	947,953	19.94%

Note:

(1) Clearing agencies. The Company has no knowledge of the beneficial ownership of these shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid by the Company and its subsidiaries in respect of the individual who was, at January 31, 2001, the Chief Executive Officer of the Company and in respect of the individual who was, until May 3, 2000, the Chief Executive Officer of the Company (together the "Named Executive Officers"). The Company had no executive officers whose total salary and bonus exceeded $100,000 during the financial year ended January 31, 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
JONATHAN S. LANG[(1)]	2001	N/A	N/A	US50,000[(2)]	N/A	N/A	N/A	N/A
Former President and Chief	2000	N/A	N/A	12,000[(3)]	20,000[(4)]	N/A	N/A	N/A
Executive Officer of the Company	1999	N/A	N/A	21,800[(3)]	10,000[(5)]	N/A	N/A	N/A
EDWARD SHAPERO Former President	2001	US22,729	N/A	N/A	N/A	N/A	N/A	US7,190[(6)]
and Chief Executive Officer	2000	US78,000	N/A	N/A	N/A	N/A	N/A	US32,355[(6)]
of the Company	1999	US78,000	N/A	N/A	30,000[(7)]	N/A	N/A	N/A

Notes:

(1) Jonathan S. Lang was appointed President and Chief Executive Officer of the Company on May 3, 2000 and resigned on November 1, 2001.

(2) The Company paid US$5,000 per month to Jonathan Lang for his services and the provision of office space to the Company.

(3) This amount reflects the dollar value of the difference between the exercise price of stock options exercised by Jonathan Lang and the market price of the Company's shares on the date of exercise.

(4) Option granted on September 17, 1999 to purchase 20,000 shares at $2.40 per share.

(5) Option granted on December 14, 1998 to purchase 10,000 shares at $0.92 per share.

(6) The Company paid the monthly rental fee of US$3,595 for an apartment in New York which Mr. Shapero used as his residence there for the period from May, 1999 to March, 2000.

(7) Option granted on February 16, 1998 to purchase 20,000 shares at $1.35 per share (on a post-consolidated basis). On December 4, 1998 the Canadian Venture Exchange Inc. accepted the repricing of the option from $1.35 to $0.77 per share. Option granted on November 13, 1998 to purchase 10,000 shares at $0.77 per share.

Grant of Stock Options

No stock options were granted by the Company to the Named Executive Officers during the financial year ended January 31, 2001.

Stock Options Exercises/Aggregate Year End Value

The following table sets forth details of the exercise of stock options by each of the Named Executive Officers during the financial year ended January 31, 2001 and the financial year end value of unexercised stock options on an aggregate basis to the Named Executive Officers.

**Aggregated Options/SAR Exercises During the Financial Year Ended January 31, 2001
And Financial Year-End Option Values**

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
JONATHAN S. LANG	N/A	N/A	None	None
EDWARD SHAPERO	20,000	$20,600(1)	None(2)	None

Notes:

(1) The net aggregate value realized was calculated on the basis of the difference between the exercise price for the stock option and the closing price of the Company's shares on the date of exercise.

(2) Mr. Shapero ceased to be a director and officer of the Company on May 3, 2000 and accordingly, his unexercised stock options expired on June 2, 2000.

Pension Arrangements

The Company and its subsidiaries did not have any pension arrangements in place for the Named Executive Officers during the financial year ended January 31, 2001.

Termination of Employment, Change in Responsibilities and Employment Contracts

By a Consulting Agreement dated April 17, 2000 between the Company and Jonathan S. Lang, the Chief Executive Officer of the Company, the Company engaged the services of Mr. Lang for four months from April to July, 2000 at US$5,000 per month to assist the Company in completing the sale of the assets of Theatre.com Inc. (a former subsidiary of the Company) and thereafter, to perform such duties as are required of the Chief Executive Officer, dealing with corporate maintenance and compliance requirements, coordinating the dissolution of Theatre.com, Inc. and seeking out new opportunities for the Company. The monthly fee also includes the use of office space provided to the Company by Mr. Lang. The Consulting Agreement was renewed effective August 1, 2000 to continue in force on a month to month basis and terminated on October 31, 2001. During the financial year ended January 31, 2001, the Company paid a total of US$50,000 in compensation and for office space to Mr. Lang.

Edward Shapero was appointed President and Chief Executive Officer of the Company on January 19, 1998 and held those positions until May 3, 2000. The Company approved compensation to Mr. Shapero of a maximum of $8,000 per

month and in addition, the Company paid the monthly rental fee of US$3,595 for an apartment in New York which Mr. Shapero used as his residence and office for the period from May, 1999 to March, 2000. During the financial year ended January 31, 2001, the Company paid a total of US$22,729 in compensation to Mr. Shapero and a total of US$7,190 in fees for the apartment.

The Company does not have any compensatory plan or arrangement including payments to be made by the Company or a subsidiary to its Named Executive Officers relating to the resignation, retirement or any other termination of employment of the Named Executive Officers with the Company or its subsidiaries or resulting from a change of control of the Company or any subsidiary or a change of the Named Executive Officers' responsibilities following a change of control.

Compensation of Directors

During the financial year ended January 31, 2001, the Company had no pension plan or arrangement for other cash compensation to directors of the Company, other than the Named Executive Officers (the "Other Directors").

During the financial year ended January 31, 2001, the Company did not grant any stock options to the Other Directors and no stock options were exercised by the Other Directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table sets out the particulars of each director and senior officer of the Corporation, each proposed nominee for election as a director of the Corporation and each associate or affiliate of any such director, senior officer or proposed nominee, who is or has been indebted to the Corporation or its subsidiaries at any time since February 1, 2000:

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During the Financial Year Ended January 31, 2001 ($)	Amount Outstanding as at January 3, 2002
STEPHEN CHEIKES, Director	Corporation	US9,250[1]	Nil

Note:

(1) Payment made by the Company on behalf of Mr. Stephen Cheikes as a security deposit for certain rental leases, refundable on termination of the leases. The security deposit has been repaid in full to the Company.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Proposed Private Placement

On December 20, 2001, the Company announced its intention to raise approximately $70,000 by way of a non-brokered private placement of up to 1,400,000 units (pre-consolidation) at a price of $0.05 per unit, each unit to consist of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.10 per share. As at the date of this Circular, the private placement has not been completed. To date, insiders of the Company and their associates have agreed to purchase a total of800,000 units as follows:

Insider	Position	Number of Units
W. D. Cameron White	President & Director	200,000
Denise White	Associate of W.D. Cameron White	200,000

Stephen Cheikes	Director & Secretary	200,000
Kenneth W. Stroud	Director	200,000

Other than as disclosed in this Circular or the Company's Management Proxy Circulars dated April 17, 2000 and April 6, 2001, no person who has been a director or senior officer of the Company since February 1, 2000, or any associate or affiliate of the foregoing, or any other insider of the Company, had any material interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any transaction or proposed transaction since February 1, 2000 which has materially affected or would materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Consolidation and Change of Name

Effective October 26, 2001, the Company was designated as "inactive" under the policies of the Canadian Venture Exchange Inc. ("CDNX"). The Company must initiate a reorganization within 12 months of October 26, 2001 and is required to achieve Tier maintenance requirements by no later than April 26, 2003, failing which trading in the securities of the Company may be suspended by the CDNX. In order to reorganize its affairs, the Company must acquire a new business and complete a financing to raise sufficient funds to acquire and fund a new business, for corporate and administrative costs and for working capital.

Management of the Company believes that the Company will be unduly restricted in acquiring a new business or carrying out equity financings without a consolidation of its issued share capital. Therefore, the Company wishes to change the Company's issued common shares by consolidating all of the issued shares on the basis of one new common share for every three existing common shares. Shareholders will be asked to approve, by Special Resolution (as hereinafter defined), a consolidation of all of the Company's issued and outstanding common shares without par value (of which 4,753,213 are outstanding as at the date hereof) on the basis that three of the said issued and outstanding common shares would become one common share (approximately 1,584,404 based on the present issued capital). Under the Act, "Special Resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution.

In the event that, on the date that this resolution is effected, a shareholder is the registered holder of a number of common shares not divisible by three, then the number of post-consolidated common shares held shall be rounded down to the nearest whole number and the fractional common share shall be eliminated.

Concurrently with the share consolidation, the Company proposes to change its name to "Manele Bay Ventures Inc.", or such other name as may be approved by the directors of the Company, the CDNX and the Director under the Canada Business Corporations Act ("CBCA"). The share consolidation and change of name are subject to approval by Special Resolution of the shareholders and acceptance by the CDNX. The share consolidation and change of name require the adoption by the Company of Articles of Amendment reflecting such changes pursuant to the CBCA and will become effective following shareholder approval, acceptance by the CDNX and filing of the Articles of Amendment with the Director, CBCA. The proposed Articles of Amendment are in the form attached hereto as Schedule "A".

Accordingly, the shareholders of the Company will be asked at the Meeting to pass a special resolution in the following terms:

"RESOLVED, as a special resolution of the Company that:

1. the Company change its issued capital by consolidating all of its common shares without par value issued and outstanding as at the date of sending this special resolution with the Director, Canada Business Corporations Act, on the basis of every three common shares without par value before consolidation being consolidated into one common share without par value and, in the event that, on the date that this resolution is effected, a shareholder is the registered holder of a number of common shares not divisible by three, then the number of

post-consolidated common shares held shall be rounded down to the nearest whole number and the fractional common share shall be eliminated;

2. the name of the Company be changed from "T & E Theatre.com Inc." to "Manele Bay Ventures Inc." or such other name as may be approved by the directors of the Company, the Canadian Venture Exchange and the Director, Canada Business Corporations Act;

3. the Articles of Continuance/Incorporation of the Company be altered to reflect the foregoing changes and the form of Articles of Amendment reflecting such changes be and is hereby approved;

4. any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute and deliver the Articles of Amendment, in duplicate, to the Director, Canada Business Corporations Act to give effect to the foregoing and to sign and execute all other documents and to do all other things necessary or advisable in connection with this resolution; and

5. notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the board of directors may revoke this special resolution at any time prior to the filing of the Articles of Amendment giving effect to the share consolidation and name change without further approval of the shareholders."

When the Special Resolution becomes effective, the Company will mail a letter of transmittal to its registered shareholders instructing as to the exchange of old share certificates for new.

Authority to Issue Additional Shares

In connection with the Company's reorganization, the only source of capital presently available to the Company is equity financing. In order for the Company to raise funds to pay its outstanding debts, acquire a new business and obtain working capital, the Company will endeavour, during the ensuing year, to raise funds by way of one or more private placements for shares with or without warrants attached. The Company may also issue shares for business acquisitions.

The shareholders are being asked to approve an ordinary resolution allowing the Company's directors to cause the Company to enter into one or more private placement financing transactions and/or business acquisitions during the ensuing 12 months which, if consummated, may result in the issuance of up to a maximum of 3,000,000 post-consolidated shares or units (each unit consisting of one post-consolidated common share and a maximum of one post-consolidated common share purchase warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company. Management does not have present agreements or understandings to issue these shares, however, it is the policy of the CDNX that the shareholders of the Company are required to approve a private placement (including warrants granted as part of such placement) and certain acquisitions for shares if the number of shares to be issued to one placee, or to a group of placees who intend to vote their shares as a group, is equal to or greater than 20% of the number of the Company's shares outstanding after giving effect to the issuance of the shares (including the exercise of any warrants attached thereto). In addition, shareholder approval is required if a private placement or business acquisition may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block or, in certain circumstances, is non arm's-length.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for private placements and/or business acquisitions to be entered into by the Company during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement or business acquisition, thereby reducing the time required to obtain regulatory approval and decreasing the Company's administrative costs relating to such transactions.

The private placements and business acquisitions will only be negotiated if management believes the price is reasonable in the circumstances and if the private placement funds are required by the Company to continue or expand its

activities. Each private placement transaction or business acquisition authorized hereunder will be made with persons who may or may not deal at arm's length with the Company; however, the share issuance price will comply with the policies of the CDNX.

Under CDNX's Policy 4.1, Private Placement, in a private placement of equity shares, the subscription price shall not be less than the "Market Price", less the permitted discount, for those shares. The CDNX defines "Market Price" as being, subject to certain exceptions, the last daily closing price of the Company's listed shares before either the issuance of the news release or the filing of a price reservation form (which, if a price reservation form, must be followed within 3 days by a news release). The CDNX permits the following discounts from the Market Price for private placements: up to $0.50 – 25%; $0.51 to $2.00 – 20%; and above $2.00 – 15%, however the subscription price must be not less than $0.10 per share. In addition, by a bulletin issued October 31, 2001 by the CDNX, the CDNX announced that it had introduced new procedures designed to assist inactive companies in effecting private placements. These new procedures will permit inactive companies, on a one time basis only, to effect a private placement at a price of less than $0.10 per share to a minimum price of $0.05 per share, provided that certain conditions are satisfied.

Shares for business acquisitions are issued at Market Price with the number of shares being based on the value of the business acquired.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution of the Company, that:

1. the Company's directors be and they are hereby authorized to cause the Company to enter into one or more private placement financing transactions and/or business acquisitions during the ensuing 12 months which, if consummated, may result in the issuance of up to a maximum of 3,000,000 (post-consolidated) shares or units [each unit consisting of one (post-consolidated) common share and a maximum of one (post-consolidated) common share purchase warrant] at the then market prices less any discounts permitted under the policies of the Canadian Venture Exchange Inc. and upon such terms as may be approved by the directors of the Company, and any change of control of the Company which may arise therefrom is hereby approved;

2. the directors of the Company be and they are hereby authorized to negotiate the terms of any private placement financing and/or business acquisition, which transactions may or may not be at arm's length to the Company;

3. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

In the event that the shareholders do not pass the ordinary resolution authorizing the Company to issue such common shares by way of one or more private placement financing transactions or business acquisitions, the Company may be required to seek separate shareholder approval for each transaction, if any, at greater cost to the Company.

Members are advised that there is no certainty that agreements reflecting the foregoing arrangements will be completed. If a significant number (in management's discretion) of shares are voted against the ordinary resolution, management will not proceed with private placements or business acquisitions without requesting specific shareholder approval, where required under CDNX policies.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is

the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

PERCENTAGE OF VOTES REQUIRED TO PASS RESOLUTIONS

A Special Resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution.

An ordinary resolution of the shareholders requires an affirmative vote of a majority of the votes cast by shareholders who voted in respect of that resolution in person or by proxy at the meeting.

The share consolidation/change of name is to be passed by Special Resolution and the authority to issue additional shares is to be passed by ordinary resolution.

APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Vancouver, B.C., this 3rd day of January, 2002.

T & E THEATRE.COM INC.

Per: *"W.D. Cameron White"*
W.D. Cameron White, President

SCHEDULE "A"

Consumer and
Corporate Affairs Canada

Canada Business Corporations Act

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

1 — Name of Corporation	2 — Corporation No.
T & E Theatre.com Inc.	**368719-8**

3 — The articles of the above-named corporation are amended as follows:

(a) The name of the Corporation is changed to "Manele Bay Ventures Inc." [*or such other name as may be approved by the directors of the Company, the Canadian Venture Exchange Inc. and the Director, Canada Business Corporations Act*];

(b) The Corporation consolidate all of its common shares without par value issued and outstanding as of [*date of sending to the Director, Canada Business Corporations Act*], every three common shares without par value being consolidated into one common share without par value;

(c) No fractional common share of the Corporation shall be issued in connection with the consolidation and in the event that on the foresaid date, any registered shareholder is the registered holder of a number of common shares not divisible by three, then in such event, the number of post-consolidated common shares held by such shareholders shall be rounded down to the nearest whole number and the fractional share shall be eliminated;

(d) The number of common shares that the Corporation is authorized to issue is not amended and the Corporation continues to be authorized to issue an unlimited number of common shares without par value.

Date	Signature	Description of Office
		FOR DEPARTMENTAL USE ONLY Filed

7530-21-936 (01-93) 46

Exemption No. 82-1764

02 FEB 13 AM 9:

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Special
Name of Company: T & E THEATRE.COM INC. (the "Company")
Meeting Date: Friday, February 8, 2002
Meeting Time: 10:00 a.m.
Meeting Location: Reid & Company, Suite 1040 Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.
(the "Meeting")

The undersigned shareholder of the Company hereby appoints W.D. Cam White, President, or, failing him, Stephen Cheikes, Secretary, or, in place of both of the foregoing, ________________________ (print name), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and in the name of the undersigned member at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED FO R THE FOLLOWING MATTERS:

	FOR	AGAINST
1. To consider, and, if thought fit, to pass a special resolution to: (i) approve the consolidation of the Company's outstanding share capital on the basis that each three issued and outstanding common shares become one common share post-consolidation; (ii) approve the change of name of the Company from "T & E Theatre.com Inc." to "Manele Bay Ventures Inc." or such other name as may be approved by the directors of the Company, the Canadian Venture Exchange Inc. and the Director, Canada Business Corporations Act, and (iii) approve the form of Articles of Amendment reflecting such changes	________	________
2. To consider, and, if thought fit, to pass an ordinary resolution authorizing the Company to enter into one or more private placement financing transactions and/or business acquisitions during the 12 months, which, if consummated, may result in the issuance of up to a maximum of 3,000,000 (post-consolidated) shares or units (one unit consisting of one (post-consolidated) common share and a maximum of one (post-consolidation) common share purchase warrant) at then market prices, less any discounts permitted under the policies of the Canadian Venture Exchange Inc. upon terms as may be approved by the directors, and any change of control of the Company which may arise therefrom	________	________

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREFOR, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Please sign here: ____________________

Date: ________________________

This proxy form is not valid unless it is signed and dated. To be valid, this proxy form **DULY EXECUTED AND DATED** must arrive at the offices of the Company's transfer agent, Computershare Trust Company of Canada by mail, delivery or fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 683-3694.

NOTES:

1. **YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED** IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.

2. Please date and sign exactly as the shares are registered and return promptly.

3. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

4. In the case of shares registered in the name of two or more persons (including legal representatives), the vote of the senior who exercises a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

5. The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified on page one of this proxy.

6. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions.